EXHIBIT 99.2

Dear Member,

Invitation to attend the Annual General Meeting on June 11, 2004

You are cordially invited to attend the Fifty Eighth Annual General Meeting of the Company on Friday, June, 11, 2004 at 4.30 p.m. at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore - 560 035, India.

The notice convening the Annual General Meeting is attached herewith.

As usual, your Company will be providing transport facility from the specified destinations given below in the City to reach the venue comfortably.

1.	St. Marks Road, Bangalore (opposite Koshys Restaurant).

2.	Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore.

3.	At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore.

4.	BDA Complex, Koramangala Main Road, Bangalore.

Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers :

080-28440011 (Extn. 6183) and 080-28440078. (Contact : G.Kothandaraman). Alternatively, you may also send your requests by fax at 080-28440051 or email to : kothandaraman.gopal@wipro.com Your requests must reach us latest by June 7, 2004.

For your immediate reference, we also give below the location/route map to reach the venue of the Annual General Meeting of the Company.

Yours truly,

Azim H Premji
Chairman and Managing Director

Place : Bangalore
Date : April 16, 2004

LOCATION MAP

Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore 560 035, India. Tel. : 91-80-28440011 Fax : 91-80-28440054

NOTICE TO MEMBERS

NOTICE is hereby given that the Fifty Eighth ANNUAL GENERAL MEETING of WIPRO LIMITED will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore on June 11, 2004 at 4.30 p.m., to transact the following business :

ORDINARY BUSINESS

1.	Receive, consider and adopt the audited Balance Sheet as at March 31, 2004 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.	Declare final dividend and a one-time dividend on equity shares.

3.	Appoint a Director in place of Mr. B.C. Prabhakar, who retires by rotation and being eligible, offers himself for re-appointment.

4.	Appoint a Director in place of Mr. N. Vaghul who retires by rotation and being eligible, offers himself for re-appointment.

5.	Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION :

RESOLVED THAT M/s. N.M. Raiji & Co., be and is hereby approved as Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at remuneration to be decided by the Audit Committee of the Board from time to time.

SPECIAL BUSINESS

6.	Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTIONS :

RESOLVED THAT subject to the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, as well as subject to the approval of the Government of India, the re-appointment of Mr. Vivek Paul, as Whole-time Director designated as Vice Chairman of the Company for a further period of five years with effect from July 26, 2004, as well as the payment of Base salary, Commission, perquisites and other benefits to Mr. Vivek Paul, Vice Chairman (hereinafter referred to as “remuneration”) as was applicable upto July 25, 2004, be and is hereby approved.

RESOLVED FURTHER THAT any revision in the remuneration payable to Mr. Vivek Paul, Vice Chairman shall be recommended by the Compensation and Benefits Committee to the Board for its approval, from time to time and shall be subject to approval of the members of the Company.

7.	Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTION :

RESOLVED THAT pursuant to Section 16 and Section 94 and other applicable provisions of the Companies Act, 1956, the Authorised Share capital of the Company be increased from Rs. 1000,000,000 (Rupees One thousand million) to Rs.1750,000,000 (Rupees One thousand seven hundred and fifty million) by creation of 750,000,000 (Seven hundred and fifty million) new equity shares of Rs. 2/- each and accordingly the Memorandum of Association of the Company be and is hereby altered as follows :

In Clause 5 of the Memorandum of Association, the figures and words “Rs. 1000,000,000 (Rupees One thousand million) divided into 375,000,000 (Three hundred and seventy five million) equity shares of Rs. 2/- (Rupees two only) each and 25,000,000 (Twenty five million) preference shares of Rs. 10/-(Rupees Ten only) each” be substituted by the figures and words “Rs. 1750,000,000 (Rupees One thousand seven hundred and fifty million) divided into 750,000,000 (Seven hundred and fifty million) equity shares of Rs. 2/- (Rupees Two each) and 25,000,000 (Twenty five million) preference shares of Rs. 10/- (Rupees Ten) each”.

8.	Consider and if thought fit, to pass with or without modification, the following resolutions as SPECIAL RESOLUTION :

RESOLVED THAT pursuant to Section 31 and other applicable provisions of the Companies Act, 1956 in Article 4 of the Articles of Association of the Company, the figures and words “Rs. 1000,000,000 (Rupees One thousand million) divided into 375,000,000 (Three hundred and seventy five million) equity shares of Rs. 2/- (Rupees two only) each and 25,000,000 (Twenty five million) preference shares of Rs. 10/- (Rupees Ten only) each” be substituted by the figures and words “Rs. 1750,000,000 (Rupees One thousand seven hundred and fifty million) divided into 750,000,000 (Seven hundred and fifty million) equity shares of Rs. 2/- (Rupees two each) and 25,000,000 (Twenty five million) preference shares of Rs. 10/- (Rupees Ten) each”.

9.	Consider and if thought fit, to pass with or without modification the following resolutions as SPECIAL RESOLUTIONS :

RESOLVED THAT pursuant to Article 152 of the Articles of Association, a part of the amount standing to the credit of the General Reserve Account of the Company be and is hereby capitalized and applied for allotment of bonus shares to the persons who as on a date to be hereinafter fixed by the Board of Directors (hereinafter referred to as “Record Date”), shall be the holders of the existing equity shares of Rs. 2/- each of the Company, in payment in full for two (2) new equity shares of Rs. 2/- each (hereinafter referred to as “Bonus equity shares”) out of the Company’s unissued equity share capital, credited as fully paid and be accordingly allotted as bonus shares to such members as aforesaid in the proportion of 2 (two) new equity shares for every 1 (one) existing equity share held by such members respectively on the said date.

RESOLVED FURTHER THAT such Bonus equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank pari passu in all respects with and carry the same rights as the existing equity shares and shall be entitled to participate in full in any dividend to be declared for the financial year in which the bonus shares are allotted.

RESOLVED FURTHER THAT no letters of allotment be issued with respect to additional equity shares but the share certificates to shareholders who hold their existing equity shares in physical form in respect of the new equity shares shall be completed and ready for despatch within three (3) months and direct credit of additional equity shares to shareholders who hold the existing equity shares in electronic form shall be completed within one (1) month from the date of allotment thereof.

RESOLVED FURTHER THAT the allotment and issue of fully paid new equity shares as bonus shares to the extent that they relate to non resident members of the Company shall be subject to the approval of the Reserve Bank of India under FEMA, if any.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors be and are hereby authorised to take all such steps for giving any such direction as may be necessary or desirable and to settle any questions or difficulties whatsoever that may arise with regard to the issue, allotment and distribution of the new equity shares.

10.	Consider and if thought fit, to pass with or without modification the following resolutions as SPECIAL RESOLUTIONS :

RESOLVED THAT pursuant to the provisions of Section 61 of the Companies Act, 1956 and the Securities Exchange Board of India (Delisting of Securities) Guidelines, 2003 and/or other statutory provisions as may be applicable from time to time, the Equity Shares of the Company be got delisted from all or anyone or more of the following Stock Exchanges :

a.	Delhi Stock Exchange Association Ltd., New Delhi

b.	Calcutta Stock Exchange Association Ltd., Kolkata

c.	Stock Exchange-Ahmedabad, Ahmedabad

d.	Cochin Stock Exchange Limited, Cochin

e.	Bangalore Stock Exchange Limited, Bangalore

RESOLVED FURTHER THAT the Chairman and Managing Director and/or Directors/Company Secretary of the Company be and are hereby severally authorized to do all such acts, deeds and things and to sign all such documents papers and writings as may be necessary to give effect to this resolution.

11.	Consider and if thought fit, to pass with or without modification the following resolutions as SPECIAL RESOLUTIONS :

RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions of the Companies Act, 1956, including the relevant circulars and notifications issued by the Reserve Bank of India (“the RBI”), Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme, Guidelines, 1999 (“the SEBI ESOP Guidelines”) issued by Securities and Exchange Board of India on Employee Stock Option Plans and Stock Purchase Plans, the Memorandum of Association and Articles of Association of Wipro Limited (“the Company”) and subject to the approval, consent, permission and/or sanction if any, of the appropriate authorities/ institution or bodies as may be necessary and subject to such terms and conditions as may be prescribed/imposed, consent of the Company be and it is hereby accorded to the Board of Directors (hereinafter referred to as the “Board” which term shall be deemed to include any Committee thereof) to issue, offer and allot to any one or more or all of the permanent employees of the Company (including executive and non-executive Directors but excluding the promoter Directors and directors holding directly or indirectly more than 10% of the outstanding equity shares of the Company) Restricted Stock Units (RSUs) convertible into equity shares at the option of the Company and/or holder of the securities linked to equity shares through American Depository Receipts (ADRs) and/or Global Depository Receipts (GDRs) and/or any other instruments or securities (hereinafter referred to as “Securities”) subscribed to in foreign currency(ies), by the said persons identified above pursuant to an ADS Restricted Stock Unit Plan 2004 which is linked to ADRs/GDRs/ Securities, and which upon conversion of the units could give rise to the issue of securities upto 2,000,000 (Two million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) underlying equity shares at an exercise price of not less than the face value of the equity shares on the terms and conditions as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board of Directors be and it is hereby also authorised on behalf of the Company to issue, offer and allot to any one or more or all of the permanent employees of the subsidiary companies of the company whether in India or overseas (including executive and non-executive Directors of such subsidiary companies but excluding Promoter Directors and directors holding directly or indirectly more than 10% of the outstanding equity shares of the Company) and subject to approval of SEBI and other statutory authorities to such other category of persons as may be permitted from time to time and as may be deemed necessary by the Board of Directors of the Company, such number of underlying equity shares and/or securities convertible into equity shares at the option of the Company and/or holder of the securities linked to equity shares through American Depository Receipts (ADRs) and/or Global Depository Receipts (GDRs) and/or any other instruments or securities (hereinafter referred to as “Securities”) subscribed to in foreign currency(ies), by the said persons identified above pursuant to a Restricted Stock Unit Plan 2004 which is linked to ADRs/GDRs/Securities, and which upon conversion of the units could give rise to the issue of securities within the overall limit of upto 2,000,000 (Two million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) underlying equity shares referred to above, at an exercise price of not less than the face value of the equity shares as may be decided by the Administrator at the time of grant of RSUs.

RESOLVED FURTHER THAT the Board of Directors be and it is hereby authorised to determine all other terms and conditions of the issue of the said RSUs and to take all such actions as the Board may in its absolute discretion determine.

RESOLVED FURTHER THAT the Company and/or any agency or body authorised by the Company may issue depository receipts representing the underlying equity shares or other Securities issued by the

Company in registered form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the international practices and regulations, and under the forms and practices prevalent in the international markets including filing any statement and any amendment thereto with the United States Securities and Exchange Commission (“SEC”) and/or such other relevant regulatory authority as may be necessary.

RESOLVED FURTHER THAT the Board be and it is hereby authorised to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any unit or as may be necessary in accordance with the terms of the offering, all such shares ranking pari passu with the equity shares of the Company in all respects excepting such right as to dividend as may be provided in the Statement filed, referred to above and as amended from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of equity shares or Securities or instruments representing the same as described above, the Board and other designated officers of the Company be and it is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or desirable for such purpose, including without limitation, filing necessary documents/statements with the Securities and Exchange Commission or such other regulatory authority as may be necessary for listing the Securities on the New York Stock Exchange or NASDAQ National Market or such other international Stock Exchange and entering into of depository arrangements in regard to any such issue or allotment, as it may in its/their absolute discretion deem fit.

RESOLVED FURTHER THAT the Board be and it is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities or of units giving rise to shares/securities upon exercise and utilisation of the issue proceeds as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of these resolutions.

RESOLVED FURTHER THAT the Board be and it is hereby authorised to delegate all or any of the powers herein conferred to any committee of the Directors or Chief Executive Officer or any Executive Director or Directors or any other officer or officers of the Company to give effect to the aforesaid Resolutions.

12.	Consider and if thought fit, to pass with or without modification, the following resolutions as SPECIAL RESOLUTIONS :

RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions of the Companies Act, 1956, including the relevant circulars and notifications issued by the Reserve Bank of India (“the RBI”), SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme, Guidelines, 1999) (“the SEBI ESOP Guidelines”) issued by Securities and Exchange Board of India on Employee Stock Option and Stock Purchase Plans and the Memorandum of Association and Articles of Association of Wipro Limited (“the Company”) and subject to the approval, consent, permission and/or sanction if any of the appropriate authorities/institution or bodies as may be necessary and subject to such terms and conditions as may be prescribed/imposed, consent of the Company be and it is hereby accorded to the Board of Directors (hereinafter referred to as the “Board” which term shall be deemed to include any Committee thereof) to issue, offer and allot to any one or more or all of the permanent employees of the Company (including executive and non-executive Directors but excluding the promoter Directors and directors holding directly or indirectly more than 10% of the outstanding equity shares of the Company) Restricted Stock Units (RSUs) convertible into equity shares at the option of the Company and/or holder of the securities linked to equity shares upto 2,000,000 (Two million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) Restricted Stock Units convertible into equity shares of nominal value Rs. 2/- each under a Restricted Stock Unit Plan 2004 to be created by the Company for the benefit of the employees, at an exercise price of not less than the face value of the equity shares on the terms and conditions as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT pursuant to the Restricted Stock Unit Plan 2004 to be created by the Company, the Board of Directors be and it is hereby also authorised on behalf of the Company to issue, offer and allot such number of equity shares of the Company within the overall limit of upto 2,000,000 (Two million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) RSUs convertible into equity shares referred to above to the permanent employees of the subsidiary companies of the Company whether in India or overseas (including executive and non-executive Directors of such subsidiary companies but excluding promoter Directors and Directors holding directly or indirectly more than 10% of the outstanding equity shares of the Company) and subject to approval of SEBI and other statutory authorities to such other category of persons as may be permitted from time to time and as may be deemed necessary by the Board of Directors of the Company.

RESOLVED FURTHER THAT the Board of Directors be and it is hereby authorised to determine all other terms and conditions of the issue of the said Restricted Stock Units as the Board may in its absolute discretion determine.

RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any RSUs or as may be necessary in accordance with the terms of the offering, all such shares ranking pari passu with the equity shares of the Company in all respects excepting such right as to dividend as may be provided and as amended from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of equity shares or Securities or instruments representing the same as described above, the Board and other designated officers of the Company be and it is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its/their absolute discretion deem necessary or desirable for such purpose, including without limitation, filing necessary documents/statements with the Stock Exchanges, Statutory Authorities and other Agencies and such other regulatory authority as may be necessary for listing the Securities on the Stock Exchanges.

RESOLVED FURTHER THAT the Board be and it is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities or of Restricted Stock Units giving rise to shares/securities upon exercise and utilisation of the issue proceeds as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of these resolutions.

RESOLVED FURTHER THAT the Board be and it is hereby authorised to delegate all or any of the powers herein conferred to any Committee of the Directors or Chief Executive Officer or any Executive Director or Directors or any other officer or officers of the Company to give effect to the aforesaid resolutions.

RESOLVED FURTHER THAT the Board of Directors be and it is hereby authorised to determine all other terms and conditions of the issue of the said Restricted Stock Units as the Board may in its absolute discretion determine.

By Order of the Board of Directors

V. Ramachandran
Company Secretary

Registered Office :
Doddakannelli, Sarjapur Road
Bangalore 560 035
Date : April 16, 2004

NOTES :

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF. A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE MEETING.

2.	A bio-data of the Directors proposed to be re-appointed at Serial Numbers 3 and 4 of the ordinary business are enclosed as Annexure A to the Notice.

3.	A proxy shall not vote except on a poll.

4.	Only bonafide members of the Company whose names appear on the Register of members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-members (excluding valid proxy holder) from attending the meeting.

5.	Members are requested to bring their copies of Annual Report to the meeting.

6.	Pursuant to Section 154 of the Companies Act, 1956, the Share Transfer books and Register of Members will be closed from May 11, 2004 to May 21, 2004 (both days inclusive) for the purpose of payment of dividend. The dividend declared at the Annual General Meeting will be paid to those members whose names are on the Register of Members of the Company as on the opening hours of May 11, 2004.

7.	The certificate from the Auditors of the Company as required under the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines 1999 is available for inspection at the Annual General Meeting, for Company’s Employees Stock Option Plan 1999, Employee Stock Option Plan 2000 and ADS 2000 Stock Option Plan.

8.	Members who wish to claim dividends, which remain unclaimed, are requested to either correspond with the Corporate Secretarial Department at the Company’s Registered Office or the Company’s Registrar and Share Transfer Agent (Karvy Computer Share Pvt. Ltd.). Members are requested to note that dividends not encashed or claimed within seven years from the date they became due for payment, as per Section 205A of the Companies Act, 1956, shall be transferred to the Investor Education and Protection Fund.

Information in respect of such unclaimed dividend when due for transfer to the said Fund is given below :

	Date of declaration	Last date for claiming
Financial Year	of dividend	unpaid dividend
1996-97	September 4, 1997	September 3, 2004
1997-98	July 2, 1998	July 1, 2005
1998-99	July 29, 1999	July 28, 2006
1999-2000 (Interim)	May 24, 2000	May 23, 2007
2000-2001	July 19, 2001	July 18, 2008
2001-2002	July 18, 2002	July 17, 2009
2002-2003	July 17, 2003	July 16, 2010

Members who are yet to encash the dividend will be sent separate letters indicating that dividend has not yet been encashed by the concerned shareholder and the remaining balance will be transferred as per the above dates. Members are requested to follow the procedure given therein for encashing the unclaimed dividend standing to the credit of their account.

ANNEXURE A TO THE NOTICE

The relevant information relating to the Directors who would be re-appointed at the ensuing Annual General Meeting to be held on June 11, 2004 are given below :

Mr. Vivek Paul

Vivek Paul has served as our Director, Vice Chairman of the Board and Executive Officer of Wipro Technologies since July 1999. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a B.Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

Mr. Paul holds directorship in Wipro Inc., Enthink Inc., a subsidiary of Wipro Inc. and Wipro Japan KK.

Mr. B.C. Prabhakar

Mr. B.C. Prabhakar has served as our Director since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University.

Mr. B.C. Prabhakar does not have any directorship and committee membership of other companies. Mr. B.C. Prabhakar is the Chairman of the Company’s Shareholders’/Investors’ Grievance and Administrative Committee and a member of the Company’s Audit Committee and Compensation and Benefits Committee.

Mr. N. Vaghul

Narayanan Vaghul has served as our Director since June 1997. He has been Chairman of the Board of ICICI Bank Limited (formerly known as ICICI Limited prior to merger with ICICI Bank Limited) since September 1985. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra Industrial Park Limited, Nicholas Piramal India Ltd., Air India Limited, Apollo Hospital Enterprise Limited, Hemogenomics Pvt. Ltd., Technology Network (India) Pvt. Ltd., Himatsingka Seide Limited and Asset Reconstruction Company (India) Limited.

Mr. Vaghul is also having membership in the following committees as under :

Name of the Committee	Nature of membership
Audit Committee, Wipro Limited	Chairman
Compensation & Benefits Committee, Wipro Limited	Chairman
Nomination and Corporation Governance Committee, Wipro Limited	Member
Compensation Committee, Mahindra & Mahindra	Chairman
Compensation Committee, Nicholas Piramal India Ltd.	Chairman
Board Governance and Remuneration Committee, ICICI Bank Limited	Chairman
Audit Committee, Mahindra Industrial Park	Member
Compensation Committee, Mahindra Industrial Park	Member
Audit Committee, Air India Ltd.	Member

ANNEXURE B TO THE NOTICE

EXPLANATORY STATEMENT AS REQUIRED BY SECTION 173(2) OF THE COMPANIES ACT, 1956

In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out all the material facts relating to the items of Special Business at Item Nos. 6, 7, 8, 9, 10, 11 and 12 of the Notice dated April 16, 2004 and the same should be taken as forming part of the Notice.

ITEM NO. 6

Mr. Vivek Paul was re-appointed with effect from July 26, 2004 as Vice Chairman of the Company and the terms and conditions of the said re-appointment was determined by the Board of Directors vide their resolution passed on April 16, 2004 subject to the approval of the members of the Company.

a)	Base Salary : USD 460,000 (US Dollars Four hundred and sixty thousand only) per annum as Base salary.

b)	Commission : Not exceeding 0.3% of the net rupee profit of the Company calculated and payable on the quarterly net profits of the Company payable on a quarterly basis effective quarter ending on September 30, 2004. The said commission shall be paid duly converted in US Dollar as per the prevaling exchange rate on the date of payment. The commission paid to the Vice Chairman on a quarterly basis shall be recomputed based on the net profits of the Company for the full year 2004-2005 and subsequent financial years.

c)	Perquisites : The Vice Chairman shall be entitled to all the perquisites listed hereinbelow in addition to the base salary and performance linked compensation mentioned above;

i)	Telephone facility : Telephone facility shall be provided as per Company policy. All personal long distance calls shall be billed by the Company to Vice Chairman.

ii)	Club fees : In accordance with the rules of the Company as applicable to its senior managers for one club.

iii)	Travel allowance : The Vice Chairman shall be allowed reimbursement of actual travel expenses for self and family for a visit to Bangalore, India once a year. The boarding, lodging and conveyance expenses during such travel to Bangalore shall be borne by the Company.

d)	Other benefits : In addition to the base salary, perquisites and performance linked compensation, the Vice Chairman shall be entitled to following benefits upto a maximum ceiling at 18% of the Base Salary.

i.	Premium towards Life Insurance, Personal Accident Insurance and Medical Insurance

ii.	Retirement benefits

iii.	Tax saving benefit plan or any other such plan applicable to the employee in the US

The administration cost, transaction cost and taxes of such plans shall be borne by the Company.

e)	Other terms and conditions :

i)	The Vice Chairman shall be entitled to participate in incentive compensation/stock award/stock option plans available from time to time as per the Company’s rules and plan.

ii)	The Vice Chairman shall be entitled to reimbursement of actual accountable expenses for relocation.

iii)	“Family” means the spouse and dependent children of Mr. Vivek Paul.

iv)	Leave with full pay and allowances shall be allowed as per the Company’s rules.

v)	Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

vi)	No sitting fees shall be paid for attending the meetings of the Board of Directors or Committees thereof.

This explanatory note together with the accompanying Notice, should be treated as an abstract under Section 302 of the Companies Act, 1956.

Mr. Paul, Vice Chairman and Chief Executive Officer is concerned and interested in this resolution.

The Board of Directors recommends passing of the proposed resolution.

ITEM NO. 7 & 8

The Authorised capital of the Company at present is Rs.1000,000,000 (Rupees One thousand million) divided into 375,000,000 (Three hundred seventy five million) equity shares of Rs. 2 (Rupees Two) each and 25,000,000 (Twenty five million) preference shares of Rs. 10 (Rupees Ten) each. With the proposed bonus issue of new equity shares, the subscribed and issued capital of the Company will exceed the Authorised capital. It is therefore, necessary to increase the Authorised capital of the Company to Rs. 1750,000,000 (One thousand seven hundred fifty million) from Rs. 1000,000,000 (One thousand million). The alterations proposed in the Memorandum and Articles of Association of the Company are only consequential to reflect the proposed increase in the Authorised share capital of the Company.

None of the Directors is interested or concerned in the above matter.

The Board of Directors recommends the passing of the proposed resolutions.

ITEM NO. 9

Under Article 152 of the Articles of Association of the Company, the Company may, in general meeting, resolve to capitalise any undivided profits of the Company standing to the credit of the General Reserve Account.

The Board of Directors at their meeting held on April 16, 2004 have recommended that a part of the amount standing to the credit of the General Reserve Account be applied for payment of bonus shares to be issued to the members of the Company in the proportion of two (2) new equity shares for every one (1) existing equity share held on the Record Date to be fixed by Board. These bonus shares will be subject to the Memorandum and Articles of Association of the Company and shall rank pari passu in all respects with the existing shares and shall be entitled to participate in full in any dividend to be declared for and from the financial year 2004-05.

The proposed issue of bonus shares is subject to approval of Reserve Bank of India and other statutory approvals as may be required from time to time.

The Directors of the Company may be deemed to be considered or interested in the above matter to the extent of bonus shares as may be allotted to them on the shares held by them respectively in the Company.

ITEM NO. 10

The equity shares of the Company are currently listed at The Stock Exchange-Mumbai, National Stock Exchange of India Limited, Stock Exchanges at Cochin, New Delhi, Ahmedabad, Bangalore and Kolkata.

As per the Securities Exchange Board of India (Delisting of Securities) Guidelines, 2003, a Company may seek voluntary delisting of its shares from any Stock Exchange (including the Regional Stock Exchange).

As per the available trends, the Company’s equity shares are being mostly traded at National Stock Exchange of India Limited and the Stock Exchange at Mumbai. The trading at other Stock Exchanges is nil/negligible over the last one year. Moreover, since both the National Stock Exchange and the Stock Exchange at Mumbai, have their presence in more than 200 cities covering the whole of India and are also expanding their activities so as to cover more and more places, Investors tend to trade through only these two exchanges due to increased liquidity.

As such in view of the above facts and the cost-benefit analysis and due to other administrative reasons of continuing the listing at other Stock Exchanges, it is proposed to delist the Company’s shares from all or any one or more of the following stock exchanges :

a.	Delhi Stock Exchange Association Ltd., New Delhi

b.	Calcutta Stock Exchange Association Ltd., Kolkata

c.	Stock Exchange-Ahmedabad, Ahmedabad

d.	Cochin Stock Exchange Limited, Cochin

e.	Bangalore Stock Exchange Limited

The proposed delisting does not in any way affect the interest of the investors in the respective regions in view of the facility of continued listing at National Stock Exchange and the Stock Exchange at Mumbai.

Hence, as per the SEBI Guidelines, the approval of Shareholders is sought by way of Special Resolution as set out at Item No.10 of the Notice.

None of the Directors is interested or concerned in the above matter.

The Board of Directors recommends the passing of the proposed resolutions.

ITEM NO. 11

A new ADS Restricted Stock Unit Plan 2004 has been formulated in line with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999 issued by SEBI and other applicable laws. The Plan was approved by the Compensation and Benefits Committee on April 14, 2004 and by the Board on April 16, 2004. This plan will be used primarily to grant Restricted Stock Units with a flexible vesting period at an exercise price of not less than the face value of the equity shares which will entitle the holder to apply for ADS of the Company.

The terms and conditions of this stock option plan are as under :

a.	The total number of ADS Restricted Stock Units (ADS RSUs) to be granted under ADS Restricted Stock Unit Plan would be 2,000,000 (Two million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) ADSs.

b.	ADS Restricted Stock Unit Plan 2004 would be applicable to all the permanent employees of the Company as well as its subsidiary companies working in India or overseas or a Director of the Company whether executive or non-executive Director (other than promoter Directors and directors who either by themselves or through any body corporate, directly or indirectly hold more than 10% of the outstanding equity shares of the Company). It will be applicable for employees of Associate Companies and to Business Associates subject to prior approval of SEBI/other statutory authorities as may be applicable.

c.	Subject to the minimum and maximum vesting periods of a Restricted Stock Unit as set out in the ADS Restricted Stock Unit Plan 2004, the vesting period in respect of any holder or a category of holder shall be determined by the Compensation and Benefits Committee of the Board of Directors of the Company from time to time.

d.	The minimum vesting period of a Restricted Stock Unit shall not be less than a period of 12 months from the date of grant of the option and maximum vesting period shall not exceed 84 months from the date of grant.

e.	The exercise price of a Restricted Stock Unit shall be not less than the face value of the equity shares (which shall be calculated in accordance with the applicable law) on the date of grant.

f.	Fair market value/intrinsic value shall be as defined by SEBI guidelines from time to time.

g.	The maximum quantum of Restricted Stock Unit per holder per year shall not exceed 10% of the total number of RSUs under the plan. The total number of RSUs reserved under the Plan is 2,000,000 (Two Million).

h.	The Restricted Stock Units granted under the plan shall be exercisable at such times and under such conditions as determined by the Compensation and Benefits Committee of the Board from time to time. The Restricted Stock Units shall be deemed exercised when the Company receives;

a.	written or electronic notice of exercise from the person entitled to exercise the ADS RSU.

b.	full payment for the shares with respect to which the ADS RSU is exercised.

ADS Restricted Stock Units will become exercisable in part or whole. The unexercised portion of the ADS Restricted Stock Units will continue to be available to the holder or the nominee, in case of specified circumstances such as death, disability, etc., as per the Plan, upto predetermined exercise periods.

i.	The appraisal process includes evaluation of an employee based on the following criteria for determining eligibility of the employees to be granted ADS Restricted Stock Units;

(i)	Work related or academic performance of the employee.

(ii)	Potential and Criticality of the employee to the role.

(iii)	Performance of the employee measured in terms of business results, processes, or customer satisfaction.

(iv)	such other criteria as may be determined by Compensation and Benefits Committee from time to time.

j.	Company shall use one of the applicable methods (intrinsic value or fair value) to value its RSUs.

k.	In case the Company calculates the employee compensation cost using the intrinsic value of the RSUs, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised if it had used the fair value of the options, shall be disclosed in the Directors’ report and also impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors’ report.

In the context of the above, the Company shall conform to the accounting policies specified by SEBI as per the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 from time to time.

In case the RSU is made available to the Directors of the Company (other than promoter Directors), then such Directors may be deemed to be interested in this item of business.

The Board of Directors recommends the passing of the proposed resolutions.

ITEM NO. 12

A new Restricted Stock Unit Plan 2004 has been formulated in line with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 issued by SEBI and other applicable laws. The plan has been approved by the Compensation and Benefits Committee on April 14, 2004 and by the Board on April 16, 2004. This plan will be used primarily to grant Restricted Stock Units (RSUs) with a flexible vesting period at an exercise price of not less than the face value of the equity shares which will entitle the holder to apply for equity shares of the Company.

The terms and conditions of this stock option plan are as under :

a.	The total number of Restricted Stock Units to be granted under Restricted Stock Unit Plan would be 2,000,000 (Two million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time), equity shares of the Company.

b.	Restricted Stock Unit Plan 2004 would be applicable to all the permanent employees of the Company as well as its subsidiary companies working in India or overseas or a Director of the Company whether executive or non-executive Director (other than promoter Directors and directors who either by themselves or through any body corporate, directly or indirectly hold more than 10% of the outstanding equity shares of the Company). It will also be applicable for employees of Associate Companies and to Business Associates subject to prior approval of SEBI/other statutory authorities as may be applicable.

c.	Subject to the minimum and maximum vesting periods of a Restricted Stock Unit as set out in the Restricted Stock Unit Plan 2004, the vesting period in respect of any holder or a category of holder shall be determined by the Compensation and Benefits Committee of the Board of Directors of the Company from time to time.

d.	The minimum vesting period of a Restricted Stock Unit shall not be less than a period of 12 months from the date of grant of the option and maximum vesting period shall not exceed 84 months from the date of grant.

e.	The exercise price of a Restricted Stock Unit shall be not less than the face value of the equity shares

(which shall be calculated in accordance with the applicable law) on the date of grant.

f.	Fair market value means market price as defined by SEBI guidelines from time to time.

g.	The maximum quantum of Restricted Stock Unit per holder per year shall not exceed 10% of the total number of RSUs under the plan. The total number of RSUs reserved for issuance under this Plan is 2,000,000.

h.	The Restricted Stock Units granted under the plan shall be exercisable at such times and under such conditions as determined by the Compensation and Benefits Committee of the Board from time to time. The Restricted Stock Units shall be deemed exercised when the Company receives;

a.	written or electronic notice of exercise from the person entitled to exercise the RSU.

b.	full payment for the shares with respect to which the RSU is exercised.

Restricted Stock Units will become exercisable in part or whole. The unexercised portion of the Restricted Stock Units will continue to be available to the holder or the nominee, in case of specified circumstances such as death, disability, etc., as per the Plan, upto predetermined exercise periods.

i.	The appraisal process includes evaluation of an employee based on the following criteria for determining eligibility of the employees to be granted Restricted Stock Units;

(i)	Work related or academic performance of the employee.

(ii)	Potential and Criticality of the employee to the role.

(iii)	Performance of the employee measured in terms of business results, processes, or customer satisfaction.

(iv)	such other criteria as may be determined by Compensation and Benefits Committee from time to time.

j.	Company shall use one of the applicable methods (intrinsic value or fair value) to value its RSUs.

k.	In case the Company calculates the employee compensation cost using the intrinsic value of the RSUs, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the options, shall be disclosed in the Directors’ report and also impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors’ report.

In the context of the above, the Company shall conform to the accounting policies specified by SEBI as per the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 from time to time.

In case the RSU is made available to the Directors of the Company (other than promoter Directors), then such Directors may be deemed to be interested in this item of business.

The Board of Directors recommends the passing of the proposed resolutions.

By Order of the Board of Directors

V. Ramachandran
Company Secretary

Registered Office :
Doddakannelli, Sarjapur Road
Bangalore 560 035
Date : April 16, 2004

FORM OF PROXY

Name of the Company	:	WIPRO LIMITED
Registered Office	:	Doddakannelli, Sarjapur Road, BANGALORE 560 035

I/We ________________ of ________________ being a member of the above-named Company, hereby appoint the following as my/our Proxy to attend and vote {on a poll}* for me/us and on my/our behalf at the 58th Annual General Meeting/General Meeting of the Company, to be held on June 11, 2004 at 4.30 p.m. and at any adjournment thereof.

1.	Mr./Mrs. (signature) or failing him/her

2.	Mr./Mrs. (signature) or failing him/her

3.	Mr./Mrs. (signature).

** I/We direct my/our Proxy to vote on the Resolutions in the manner as indicated below :

Sl. No.	Resolution	For	Against
1.	Adoption of Report and Accounts as at March 31, 2004
2.	Declaration of final dividend and a one-time dividend on equity shares
Re-election of the following persons as Directors :
3.	- Mr. B. C. Prabhakar
4.	- Mr. N. Vaghul
5.	Appointment of Auditors
6.	Re-appointment of Mr. Vivek Paul as Vice Chairman of the Company as well as payment of remuneration
7.	Increase in Authorized Share Capital – Change in Memorandum of Association
8.	Increase in Authorized Share Capital – Change in Articles of Association
9.	Issue of Bonus Shares
10.	Delisting from certain Indian Stock Exchanges
11.	Approval for grant of ADS RSUs under ADS Restricted Stock Unit Plan 2004
12.	Approval for grant of RSUs under Restricted Stock Unit Plan 2004 for equity shares in India

No. of shares held :		Affix
One Rupee
Reference Folio No./DP ID & Client ID	Signature(s) of Member(s)	Revenue
Stamp

(1)

(2)

Signed this day of 2004.	(3)

Notes :

1.	The Proxy, to be effective should be deposited at the Registered Office of the Company not less than FORTY-EIGHT HOURS before the commencement of the Meeting.

2.	A Proxy need not be a member of the Company.

3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.

4.	This form of proxy confers authority to demand or join in demanding a poll.

5.	The submission by a member of this form of proxy will not preclude such member from attending in person and voting at the Meeting.

**	This is optional. Please put a tick mark (✓) in the appropriate column against the Resolutions indicated in the Box. If a member leaves the ‘For’ or ‘Against’ column blank against any or all the Resolutions, the proxy will be entitled to vote in the manner he/she thinks appropriate. If a member wishes to abstain from voting on a particular Resolution, he/she should write “Abstain” across the boxes against the Resolution.

6.	In case a member wishes his/her votes to be used differently, he/she should indicate the number of shares under the columns ‘For’ or ‘Against’ as appropriate.

ATTENDANCE SLIP

WIPRO LIMITED
 Registered Office :
Doddakannelli, Sarjapur Road
BANGALORE 560 035

FIFTY EIGHTH ANNUAL GENERAL MEETING ON JUNE 11, 2004

Reg. Folio No./DP ID & Client ID _______________

I certify that I am a registered shareholder/proxy for the registered shareholder of the Company.

I hereby record my presence at the FIFTY EIGHTH ANNUAL GENERAL MEETING of the Company to be held at the registered of the Company at Bangalore on June 11, 2004.

Member’s/Proxy’s name in BLOCK letters	Member’s/Proxy’s Signature